

September 26, 2023

Steve Howden
Chief Financial Officer
IHS Holding Ltd.
1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP
United Kingdom

> **Re: IHS Holding Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Filed on March 28, 2023**
> **Response Letter Dated September 8, 2023**
> **File No. 001-40876**

Dear Steve Howden:

We have reviewed your September 8, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Key Financial and Operational Performance Indicators
Recurring Levered Free Cash Flow, page 93

1. We note your response to prior comment one. You indicate that RLFCF excludes certain non-recurring items that require cash settlement, including certain business combination costs, other costs, and other income, but are not reflective of the Company's normal, recurring free cash flow. Please address the following items.
   - You indicate that your business combination costs are non recurring. However, it appears that you have incurred business combination costs in all periods presented in

your consolidated statement of loss and other comprehensive income/(loss). Tell us what consideration you gave to Question 102.03 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

- Provide greater detail of the costs or income included in "other costs" and "other income" for the periods presented, including whether any of the individual charges or income excluded from the measure required, or will require, cash settlement.

- We note your disclosure in note (d) that Other income for the year ended December 31, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition and Kuwait Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition. Explain to us how you determined that it was appropriate to adjust your non-GAAP liquidity measure for amounts that were not paid to sellers.

- Item 10(e)(1)(ii)(A) of Regulation S-K specifically prohibits "excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner from non-GAAP liquidity measures. More fully explain to us how you determined that these charges or liabilities that require or will require cash settlement should be excluded from your non-GAAP liquidity measure of RLFCF.

You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Jean Yu, Staff Accountant at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing